Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Senior Connect Acquisition Corp. I (the “Company”) on Form S-1 of our report dated October 1, 2020, except for Notes 3, 4, 5, 6 and 7 to which the date is November 24, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of Senior Connect Acquisition Corp. I (formerly known as Health Connect Acquisitions Corp. I) as of September 22, 2020 and for the period from August 27, 2020 (inception) through September 22, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

New York, NY

November 24, 2020